Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

July 19, 2019

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn.: Theresa Brillant Doug Jones

RE:	Tsakos Energy Navigation Limited
Form 20-F for the Year Ended December 31, 2018
Filed April 12, 2019
File No. 001-31236

Dear Ms. Brillant and Mr. Jones,

As outside counsel to, and on behalf of, Tsakos Energy Navigation Limited (the “Company”), we are providing the following response from the Company to the Staff’s comment letter dated July 15, 2019 (the “Comment Letter”) relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment (in bold) and provided the Company’s response to it immediately thereafter.

Form 20-F for Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review and Prospects Liquidity and Capital Resources, page 95

1.

Please provide a comparative analysis of material year to year changes in net cash provided by operating activities for all years presented. For example, net cash of operating activities in 2018 decreased by nearly $97 million, or 57%, from 2017, but the analysis only discusses a relatively small change in dry docking expenditures. Your analysis should quantify all factors cited and address the material drivers underlying those factors. Additionally, clearly explain how actual operating cash is impacted by them if not apparent. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how operating cash between comparative periods changed. Refer to section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

The Company respectfully advises the Staff that the nearly $97 million change in net cash provided by operating activities between 2017 and 2018 is attributable principally to the factors described in “Item 5. Operating and Financial Review and Prospects—Financial Analysis—Year ended December 31, 2018 versus year ended December 31, 2017” of the Annual Report, relating primarily to voyage and operating expenses and finance costs, which contributed to the Company’s $101.0 million net loss in 2018 (compared to net income of $9.2 million in 2017), together with smaller contributions from changes in working capital and unearned revenue. The Company does not believe that there are any material trends or other underlying drivers of changes in net cash from operating activities not discussed in detail in the “—Financial Analysis” and “ —Liquidity and Capital Resources” sections of Item 5, or self-evident from the statement of cash flows, contained in the Annual Report, which would affect a reader’s understanding of the cash provided by operating activities or the Company’s financial performance.

The Company, however, acknowledges the Staff guidance and will in future filings provide a more detailed discussion of the variations in cash flows and working capital movements specifically in its presentation of changes in the statement of cash flows for all periods presented, along the lines of the following discussion of the changes in net cash provided by operating activities between 2017 and 2018.

“The $96.9 million decrease in net cash provided by operating activities in 2018 compared to 2017 is primarily attributable to (i) a $12 million, or 10.5%, increase in voyage expenses largely because of higher oil prices and, therefore, higher fuel costs, as more fully described in the paragraph “Voyage Expenses” in the “-Financial Analysis”; (ii) a $7.8 million, or 4.5%, increase in operating expenses primarily as a result of weakening US Dollar, as more fully described in the paragraph “Vessel operating expenses” of the “-Financial Analysis”; (iii) a reduction in receivables by $24.6 million in 2018 due to a poor spot market, as described in the paragraph “Voyage Revenues” in the “-Financial Analysis”, resulting in less revenue being generated by vessels on spot voyages despite additional vessels operating on spot, where freight is collected in arrears; (iv) an $8.4 million decrease in payables mainly due to payments made to suppliers of fuel to the spot vessels, such suppliers requiring payment in advance of delivery (charterers of time-chartered vessels pay for the fuel); (v) a $12.8 million decrease in unearned revenue as several charterers deferred payment to the new year (i.e., the beginning of 2019) instead of paying before the end of the year as was the usual practice in 2017; (vi) $11.3 million higher interest paid, as explained in the paragraph “Interest and finance costs, net” in the “-Financial Analysis”; and (vii) a full year of charter hire expense amounting to $10.8 million ($0.3 million in 2017) as described in note 4 to our consolidated financial statements due to a full year of chartering-in two vessels pursuant to our sale lease back arrangements entered into at the end of 2017.”

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On behalf of the Company, please allow us to express our appreciation of your attention to this matter. Should you have any questions or comments with respect to this response letter, please contact Paul Durham, Chief Financial Officer of the Company at + 30 210 940 7710 or Finn Murphy of Morgan, Lewis & Bockius LLP at 212-309-6704.

Sincerely,

/s/ Finn Murphy

Finn Murphy

Cc:   Paul Durham, Tsakos Energy Navigation Limited

        Chris Pelendridis, Ernst & Young (Hellas) Certified Auditors Accountants SA